                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X  Form 40-F
              ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes    No  X
        ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______)


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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement with respect to the Registrant's related party transactions.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties.

     These forward-looking statements reflect the Registrant's current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o fluctuations in crude oil and natural gas prices;

     o failure to achieve continued exploration success;

     o failure or delay in achieving production from development projects;

     o change in demand for competing fuels in the target market;

     o continued availability of capital and financing;

     o general economic, market and business conditions;

     o changes in policies, laws or regulations of the People's Republic of China and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.






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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.






                                 [COMPANY LOGO]
                              [CHINESE CHARACTERS]
                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


                             CONNECTED TRANSACTIONS

The Board wishes to announce that the Company has, on 28 March 2005, entered into the Acquisition Agreement with CNPC. According to the Acquisition Agreement, the Company has acquired the Refinery and Petrochemical Businesses from CNPC for which the Company would pay a cash consideration of RMB9.14 million (approximately HK$8.54 million).

CNPC is the controlling shareholder of the Company holding 90% of the issued share capital of the Company. As defined under the Listing Rules, CNPC is a connected person of the Company and the Asset Acquisition (including the Land Use Rights Leasing Arrangement) constitute connected transactions of the Company.

Given that the percentage ratios involved in the Asset Acquisition (including the Land Use Rights Leasing Arrangement) are more than 0.1% but less than 2.5% for the Group, the Asset Acquisition (including the Land Use Rights Leasing Arrangement) is only subject to reporting and announcement requirement and is exempted from the independent shareholders' approval requirement under Rule 14A.32 of the Listing Rules.


ACQUISITION AGREEMENT DATED 28 MARCH 2005

PARTIES

Vendor:    CPNC
Purchaser: the Company

THE ASSET ACQUISITION

Subject to the satisfaction of certain conditions precedent under the Acquisition Agreement, the Company will acquire the Refinery and Petrochemical Businesses, which include both assets and liabilities. The major assets of the Refinery and Petrochemical Businesses to be acquired by the Company principally consist of refinery and petrochemical production facilities, 27 pieces of granted land (occupying approximately 1.39 million square meters in total) and buildings thereon, as well as certain ancillary assets (including 18 petrol stations, two liquefied natural gas depots, movables, intangible assets, long-term investments and deferred assets).

CONSIDERATION

The Asset Acquisition (including the Land Use Rights Leasing Arrangement) was negotiated and entered into on an arm's length basis and on normal commercial terms. A cash consideration of RMB9.14 million (approximately HK$8.54 million) would be payable by the Company to CNPC at completion of the Asset Acquisition.

The above consideration was determined on the basis of the results of a valuation report prepared by an independent valuer using the replacement cost method, which was filed with and approved by the SASAC of the PRC and based on the valuation reference date of 30 June 2004. According to the valuation report, as at 30 June 2004 the aggregate value of the total assets to be acquired by the Company pursuant to the Asset Acquisition was RMB1,891.59 million (approximately HK$1,767.84 million) (out of which approximately RMB9.75 million (approximately HK$9.11 million) assets of the primary and secondary school shall be transferred to the local government as required under the applicable government policies at the same time with the Asset Acquisition), the aggregate value of liabilities of the Refinery and Petrochemical Businesses was RMB1,872.70 million (approximately HK$1,750.18 million), and the aggregate net asset value was RMB9.14 million (approximately HK$8.54 million).

After adjustments according to the IFRS, as at 30 June 2004 the aggregate value of the total asset value of the Refinery and Petrochemical Businesses was RMB1,777.62 million (approximately HK$1,661.33 million), the aggregate value of the related liabilities was RMB1,872.74 million (approximately HK$1,750.22 million), and the aggregate value of net liabilities was RMB95.12 million (approximately HK$88.90 million). Accordingly, after adjustments pursuant to the IFRS, the consideration of the Asset Acquisition is that the Company would pay a cash consideration of RMB9.14 million (approximately HK$8.54 million) and assume liabilities in the aggregate amount of RMB95.12 million (approximately HK$88.90 million) in relation to the Refinery and Petrochemical Businesses. There is no outstanding capital commitment remains to be fulfilled by CNPC in respect of the Refinery and Petrochemical Businesses and the Company will not assume any such commitments as a result of the Asset Acquisition.


For the purposes of the Listings Rules, the consideration for the Asset Acquisition was based on the above net liabilities as adjusted according to IFRS. The difference between the aggregate net asset value as valued by the independent valuer and the aggregate value of the net liabilities as adjusted according to the IFRS is due to the requirement under IFRS that transactions between enterprises under common control shall be valued at their historical cost, which has resulted in the granted land use rights to be acquired by the Company pursuant to the Asset Acquisition not being able to be recognized at their appraised value under IFRS. The granted land use rights held by Dayuan and Qingyang were previously booked at relatively low historical costs of approximately RMB39 million (approximately HK$36.45 million) which do not reflect their current fair market value of approximately RMB172.23 million (approximately HK$160.96 million). Accordingly, the current valuation prepared by the independent valuer is a reflection of the current fair market value of the Asset Acquisition.

China Enterprise Appraisal Company Limited, Beijing ([CHINESE CHARACTERS]) is the independent valuer and Shenzhen Nanfang Minhe Certified Public Accountants ([CHINESE CHARACTERS]), a local accounting firm in Beijing is the auditors for the Asset Acquisition.

CONDITIONS PRECEDENTS FOR THE COMPLETION OF THE ASSET ACQUISITION:

The completion of the Asset Acquisition is subject to the satisfaction of certain conditions precedent, including:

(a) the Company having completed due diligence review on the business conditions of the Refinery and Petrochemical Businesses;

(b) the Company having completed the procedures and requirements in connection with the Asset Acquisition stipulated by the regulatory authorities of its place of listing;

(c) CNPC having obtained the consents of the relevant creditors and other third parties in connection with the Asset Acquisition;

(d) there having been no material adverse change to the business operations and technical performance of Dayuan and Qingyang; and

(e) the representations, warranties and undertakings given by CNPC in relation to the Asset Acquisition being true, accurate, complete and valid as at the date of completion of the Asset Acquisition.

COMPLETION OF THE ASSET ACQUISITION

The Asset Acquisition shall be completed on the date of 1 April 2005 or the date on which the above conditions precedents have been satisfied, whichever is the later. As of the date of this announcement, all the above conditions have been fulfilled and completion of the Asset Acquisition shall take place on 1 April 2005.

LAND USE RIGHTS LEASING ARRANGEMENT
It is a term in the Acquisition Agreement that after completion of the Asset Acquisition, CNPC will lease the 28 pieces of allocated land owned by CNPC with a total gross floor area of 1,658,400 square meters, which was not included as part of the Asset Acquisition, to the Company in connection with the operation of the Refinery and Petrochemical Businesses for an initial period commencing from the completion of the Asset Acquisition and up to 31 December 2005 for a total consideration of RMB 2.45 million, payable in cash by the Company to CNPC within 10 working days from the effective date of the Acquisition Agreement. CNPC shall pay all taxes and other statutory expenses in connection with the lease of such allocated land.

The percentage ratios calculated based on the annual consideration for the Land Use Rights Leasing Arrangement would be less than 0.1% and thus the Land Use Rights Leasing Arrangement by itself is exempted from the disclosure obligations under the connected transaction requirements under Rule 14A.31(2) of the Listing Rules. It is expected that after the initial period of up to 31 December 2005, the Company will enter into a new leasing agreement with CNPC covering the leases in relation to the Land Use Rights Leasing Contract together with the leasing of the allocated land in connection with the Refinery and Petrochemical Businesses. The Company will comply with the relevant requirements under the Listing Rules in connection with such continuing leasing arrangements with CNPC.

REASONS FOR THE ASSET ACQUISITION

The market for refined petroleum and natural gas-related products is a competitive and fairly active one in the PRC. As an integrated oil company with a core focus on upstream businesses, one of the Company's established strategies is to develop its refinery and petrochemical businesses.

The Board believes that despite the current difficult operating conditions faced by Dayuan and Qingyang, for the two financial years ended 31 December 2003, the aggregate losses both before and after taxation and extraordinary items attributable to the Refinery and Petrochemical Businesses were RMB171.18 million (approximately HK$159.98 million) and RMB407.75 million (approximately HK$381.07 million). For the financial year ended 31 December 2004, the aggregate losses both before and after taxation and extraordinary items attributable to the Refinery and Petrochemical Businesses were RMB148.86 million (approximately HK$139.12 million). Dayuan and Qingyang respectively accounts for an average of 63.00% and 5.94% of the local provincial market for refined oil and petrochemical products and an average of 75.00% and 8.50% of the local provincial retail market. The Refinery and Petrochemical Businesses mainly consist of refinery and petrochemical production facilities, petrol stations and liquefied natural gas depots and a stable clientele.

The Board believes that the operating losses sustained by Dayuan and Qingyang in the past two financial years were primarily due to a number of factors, including: (i) relatively large provisions for impairment of assets; (ii) relatively high operating costs which were attributable to a shortage of crude oil supply, and therefore low utilization rates of the relevant refinery and petrochemical production facilities; (iii) relatively high financing costs owing to a shortage of funds and a relatively high level of debts; (iv) relatively large number of labour involved resulting an increase in the cost of production; and (v) technologies deployed in the production of refinery and petrochemical products falling behind those currently deployed in the market, and hence resulted in a low productivity in high value-added products and the losses.

The Board believes that the profitability of the Refinery and Petrochemical Businesses can be significantly improved and better prospects for profits may be created through the following measures: (i) strengthening the resources allocation thereby ensuring a stable supply of crude oil; (ii) refinancing the existing debts; (iii) reducing operating costs by reorganisation of the management structure and reducing labour cost; (iv) continuing restructuring of the operation; and (v) improving technology in the production of high value added products. It is expected that the increase in the Group's proportion of refinery and petrochemical businesses can provide room for an increase in gross margin and lead to an increase in the Company's total sales income. The Asset Acquisition will further improve the Company's refinery and petrochemical businesses portfolio and increase its market share in the north-western region of China and enhance its overall resistance to risks.


RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION

CNPC is the controlling shareholder of the Company holding 90% of the issued share capital of the Company. CNPC is engaged in crude oil and natural gas exploration and production business activities outside the PRC and limited petrochemical production and retail of refined oil products. As defined under the Listing Rules, CNPC is a connected person of the Company. Accordingly, the Asset Acquisition (including the Land Use Rights Leasing Arrangement) constitutes a connected transaction of the Company. Given the percentage ratios involved in the Asset Acquisition (including the Land Use Rights Leasing Arrangement) are more than 0.1% but less than 2.5% for the Group, the Company is only subject to reporting and announcement requirement and is exempted from the independent shareholders' approval requirement under Rule 14A.32 of the Listing Rules.

The Board (including the independent non-executive directors) considers that the terms and conditions of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the shareholders of Company as a whole.


INFORMATION REGARDING THE GROUP

BUSINESS OF THE GROUP

The Group is principally engaged in petroleum and natural gas-related activities, including:

(a) the exploration, development, production and sale of crude oil and natural gas;

(b) the refining, transportation, storage and marketing of crude oil and petroleum products;

(c) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)  the transmission of natural gas and crude oil, and the sale of natural gas.

THE DIRECTORS OF THE COMPANY

As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen; Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.


TERMS USED IN THIS ANNOUNCEMENT

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

"Acquisition Agreement"         the acquisition agreement dated 28 March 2005 entered into between the
                                Company and CNPC in respect of the transfer of the assets, as more particularly described in the paragraph headed "Acquisition Agreement dated 28 March 2005" in this announcement

"Asset Acquisition"             the acquisition of the Refinery and Petrochemical Businesses from CNPC by the Company as contemplated under the Acquisition Agreement

"Board"                         the Board of Directors of the Company, including the independent non-executive directors

"CNPC"                          [CHINESE CHARACTERS] (China National Petroleum Corporation), a
                                state-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

"Company"                       PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Main
                                Board of The Stock Exchange of Hong Kong Limited with American depositoary shares listed on the New York Stock Exchange

"Dayuan"                        [CHINESE CHARACTERS] (Ningxia Dayuan Refinery and Petrochemical
                                Company Limited), located in the Ningxia Autonomous Region, the PRC, and is a wholly owned subsidiary of CNPC

"Group"                         the Company and its subsidiaries

"HK$"                           Hong Kong dollars, the lawful currency of Hong Kong Special
                                Administrative Region, PRC

"IFRS"                          International Financial Reporting Standards

"Land Use Rights Leasing        the land use rights leasing arrangement for the allocated land as more
Arrangement"                    particularly described in the paragraph headed "Land Use Rights Leasing
                                Arrangement"

"Land Use Rights Leasing        the land use rights leasing contract entered into between the Company
Contract"                       and CNPC dated 10 March 2000 for the lease of a total of 42,476 parcels of land in connection with the operations and businesses of the
                                Company covering an aggregate area of approximately 1,145 million square meters located throughout PRC for a term of 50 years at an annual fee of RMB 2 billion which was disclosed in the announcement of the Company dated 27 September 2002 in relation to its application to the Stock Exchange for a renewal of the wavier for strict compliance with the continuing connected transaction requirements under the
                                Listing Rules; and Stock Exchange had, amongst others, granted a waiver from strict compliance with the disclosure obligations under the
                                Listing Rules in connection with such land use rights leasing contract for the period from 1 January 2003 to 31 December 2005 subject to certain conditions as set out in such waiver

"Listing Rules"                 the Rules Governing the Listing of Securities on the Stock Exchange

"PRC"                           the People's Republic of China

"Qingyang"                      [CHINESE CHARACTERS] (Qingyang Ningxia Dayuan Refinery and
                                Petrochemical Company Limited), located in Gangsu Province, the PRC, and is a wholly owned subsidiary of CNPC

"Refinery and                   the petroleum and natural gas-related refinery and petrochemical
Petrochemical Businesses"       businesses respectively owned by Dayuan and Qianyang, which include both assets and liabilities

"RMB"                           Renminbi, the lawful currency of the PRC

"SASAC"                         the State-owned Assets Supervision Administration Commission of the
                                State Council

"Stock Exchange"                The Stock Exchange of Hong Kong Limited

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In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1 = RMB 1.07 for reference purpose only.





                                                 By order of the Board
                                              PETROCHINA COMPANY LIMITED
                                                       LI HUAIQI
                                                Secretary to the Board



                                                                   30 March 2005
                                                                Beijing, the PRC



Please also refer to the published version of this announcement in the South China Morning Post
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                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     PetroChina Company Limited




Dated: March 31, 2005                By: /s/ Li Huaiqi
                                         ----------------------------------
                                     Name:   Li Huaiqi
                                     Title:  Company Secretary